LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2004	slanter@luselaw.com

June 20, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Kathryn McHale, Esq.

Senior Staff Attorney

Re:	First Federal of Northern Michigan Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on June 6, 2014, File Number 333-195189

Dear Ms. McHale:

On behalf of First Federal of Northern Michigan Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to comments provided by the Staff in a letter dated June 16, 2014 with regard to Pre-Effective Amendment No.1 to the above-referenced registration statement on Form S-4. Set forth below are those comments, as well as the Company’s responses to those comments.

Alpena Banking Corporation’s Background of the Merger, page 33

1.	We note your response to comment 12 of our letter dated May 7, 2014. While your revised disclosure further describes the negotiations, no mention is made regarding the consideration to be paid. Please revise to describe any negotiations as to price. If no negotiations or changes were made regarding price, please disclose this fact and explain why no negotiations were conducted.

The disclosure on pages 34 and 48 - 49 has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 20, 2014

Management of Alpena Banking Corporation and Bank of Alpena, page 96

2.	We note the revisions made in response to comment 6 of our letter dated May 7, 2014; however, you have not provided “specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director” as contemplated by Item 401 of Regulation S-K. Please revise this section to provide greater detail.

The disclosure on page 97 has been revised in response to the comment.

Appendix D – Financial Statements of Alpena Banking Corporation

3.	Please revise to include all of the updated quarterly financial information for Alpena Banking Corporation (Alpena) that is required by Item 17(b) (8) of section C. “Information About the Company Being Acquired” of the Form S-4 Instructions. We note you only provide for Alpena a consolidated balance sheet and consolidated statements of income as of and for the three months ended March 31, 2014, respectively beginning on page D-38.

The disclosure beginning on page D-40 through D-49 has been supplemented in response to the comment.

*   *   *   *   *

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Eric Luse of this office at (202) 274-2002 or at eluse@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter

cc:	Erin Purnell, Esq., SEC Staff Attorney

Bill Schroeder, SEC – Accountant

Michael W. Mahler, President and Chief Executive Officer, First Federal

Craig A. Kus, President and Chief Executive Officer, Bank of Alpena

Martin Werner, Esq.

Eric Luse, Esq.